Zuora, Inc.

3050 South Delaware Street, Suite 301

San Mateo, California 94403

April 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Derby, Staff Attorney Kathleen Collins, Accounting Branch Chief Rebekah Lindsey, Staff Accountant

Re:	Zuora, Inc. Registration Statement on Form S-1 (File No. 333-223722) originally filed March 16, 2018, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-38451) filed April 5, 2018

Requested Date: April 11, 2018

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Zuora, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Jeffrey R. Vetter or Ran D. Ben-Tzur, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Vetter at (650) 335-7631 or, in his absence, Mr. Ben-Tzur at (650) 335-7613.

* * *

Sincerely,

ZUORA, INC.

By:	/s/ Jennifer W. Pileggi
Jennifer W. Pileggi
Senior Vice President, General Counsel, and Corporate Secretary

cc:	Tyler Sloat, Chief Financial Officer
Jennifer W. Pileggi, Esq., Senior Vice President, General Counsel and Corporate Secretary
Zuora, Inc.

Gordon K. Davidson, Esq.
Jeffrey R. Vetter, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]